FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 16, 2009 regarding announcement on the decision on year-end dividend

2.	Press release dated March 16, 2009 regarding announcement on business structure reforms to improve performance

3.	Press release dated March 16, 2009 regarding announcement on changes to top managements

4.	Press release dated March 16, 2009 regarding announcement on executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 18, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces the Decision on Year-End Dividend

Tokyo, March 16, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Board of Directors decided not to pay the year-end dividend for fiscal 2008 (record date: March 31, 2009) taking into account Hitachi’s business forecast, etc.

(Reference)

	Interim dividend	Year-end dividend	Annual dividend
Fiscal Year Ending March 31, 2009	3 yen per share	0 yen per share	3 yen per share

Fiscal Year Ended March 31, 2008	3 yen per share	3 yen per share	6 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Announces Business Structure Reforms to Improve Performance

Tokyo, March 16, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) is actively examining and rigorously implementing structural reforms on a Group-wide basis to respond to a rapidly changing operating environment, to quickly turn around its performance and improve profitability, and to spur future growth.

As part of these efforts, Hitachi’s Board of Directors decided at a meeting held today to implement business structure reforms centered on the split-off of Hitachi’s Automotive Systems Group and Consumer Business Group.

1. Hitachi Group Business Structure Reforms

With the operating environment suggesting revenue expansion is unlikely for the foreseeable future because of falling demand in both BtoB and BtoC sectors amid protracted worldwide economic stagnation, Hitachi is executing business- and cost-structure reforms in order to create a robust operating structure that will be able to steadily generate earnings and raise profitability in the future. In the present difficult operating conditions, Hitachi is pushing ahead with “Strengthening The Base ’08-’09,” a series of initiatives to improve its business structure, with the aim of improving profitability and maintaining and enhancing its financial condition.

Specifically, Hitachi is cutting fixed costs, including personnel expenses, as well as other costs such as procurement. The Company’s target is to cut fixed costs by approximately 200.0 billion yen and procurement costs by approximately 300.0 billion yen for fiscal 2009, the year ending March 31, 2010, compared with fiscal 2008. To improve cash flows, Hitachi is in principle postponing capital expenditures across the board, except for investments in rationalization, reducing inventories and expediting the collection of accounts receivable, as it works to steadily improve consolidated performance in fiscal 2009.

Moreover, in order to strengthen the soundness of its financial condition over the medium and long terms, Hitachi will accelerate its transformation to a robust business structure that is capable of consistently generating high profits. To this end, the Company will undertake a fundamental review of unprofitable businesses as well as re-examine its business portfolio with an emphasis on asset efficiency.

The business structure reforms decided today are an extension of the above policies and address the rapidly changing operating environment. Hitachi’s goal is to improve earnings by pushing through business structural reforms by splitting-off the Automotive Systems Group and Consumer Business Group from the parent company. In addition to promoting fast decision-making and responsive business operations, these corporate separations should strengthen competitiveness through greater cooperation with other companies.

Plans call for both business groups to be split-off from Hitachi on July 1, 2009 and established as new companies. Details of the plans will be announced soon after they are determined.

2. Promoting Earnings Recovery Through Structural Reform of the Automotive Systems Business

The automotive systems business is in the process of rightsizing its workforce and realigning and integrating manufacturing bases in response to a rapid and sharp drop-off in work because of the drastic changes taking place in the operating environment. However, in order to stably generate earnings, even in an operating environment where revenue growth cannot be expected for the time being due to falling demand, Hitachi has decided to execute further business structure reforms to strengthen and improve the efficiency of this business. Through these measures, Hitachi aims to quickly return this business to profitability. Specific measures are as follows.

(1) Rebuild the Business Framework to Stay in Step With Difficult Market Conditions

The automotive market is experiencing difficult conditions due to the rapid contraction of global demand. In this market, Hitachi has decided to separate its Automotive Systems Group on July 1 and establish it as a new company, with the goal of building a framework that can consistently generate stable earnings as a key Hitachi Group business going forward.

The new company will have clearer accountability for generating earnings. At the same time, it will be able to make decisions faster and operate more efficiently, as well as actively fuse automotive and electronics technologies.

This corporate separation will be used as an opportunity to realign and integrate manufacturing bases, review the size of the workforce, and further concentrate business resources on key businesses. Through these structural reforms, the new company should grow more to be a leading supplier in the global automotive market.

Overview of the New Automotive Systems Company

1. Company name:	To be decided

2. Separation date:	July 1, 2009 (planned)

3. Headquarters:	To be decided

4. Representative:	Kunihiko Ohnuma (currently Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.)

5. Capital:	To be decided (Wholly owned Hitachi subsidiary)

6. Businesses:	Development, manufacture, sales and after-sales service of systems and components for automobiles.

7. Business scale:	(Unconsolidated) Approx. 280.0 billion yen (Forecast for year ending March 31, 2010/full year basis)

8. Employees:	(Unconsolidated) Approx. 7,600 (Estimate upon establishment)

(2) Stepping Up Product Field Prioritization in the Automotive Systems Business

The new company will concentrate business resources on automotive systems that address environmental and safety demands. Specifically, in the environmental field, it will enhance lithium-ion batteries, compact inverters, small motors and other key devices for hybrid vehicles. Also, it will focus on the development, design and manufacturing of direct injection engine systems, variable valve actuation systems and other engine systems where Hitachi’s technology are advancing. In safety areas, it will leverage Hitachi’s advanced outside recognition technologies for detecting the environment around vehicles, as well as technologies in three fields—braking, steering and suspension—that support automotive control systems, to focus on systems such as braking control and safe driving support.

At the same time, the new company will downsize, exit and restructure operations in business areas that offer little prospect of future market expansion or where Hitachi is uncompetitive. Furthermore, in the Car Information Systems (CIS) business, where the market environment is changing considerably, ongoing business reforms will be stepped up at consolidated subsidiary Clarion Co., Ltd. and further restructuring measures considered.

(3) Realignment of Worldwide Bases, Including Closing Design and Manufacturing Bases

By the end of fiscal 2009, design, development and manufacturing bases both in Japan and overseas will be restructured, integrated or closed. This will see the integration of engine control system and power steering operations where manufacturing takes place at multiple bases. Some locations will also be closed as a result of the Company’s withdrawal from the surface treatment processing (plating) business. Furthermore, to strengthen cost competitiveness, more production of starters, suspension and other products will be transferred to subsidiaries in China, Thailand and elsewhere, and materials will increasingly be procured locally. With the aim of strengthening the business base in the sharply contracting North American market, UNISIA OF GEORGIA CORPORATION and TOKICO (USA) INC. will be brought under Kentucky-headquartered Hitachi Automotive Products (USA) Inc., which will oversee North American operations. This effective integration of three companies should improve the efficiency of business operations.

Major Restructuring and Integration on Bases

Engine control system operations presently split between Sawa Works and Gunma Works will be integrated into Sawa Works.

Power steering operations presently split between Atsugi Works and the Akita Plant of subsidiary Unisia JKC Steering Systems Co., Ltd. will be integrated into the Akita Plant of Unisia JKC Steering Systems.

Propeller shaft operations presently split between Atsugi Works and UNISIA KYUSHU CORPOTATION will be integrated into UNISIA KYUSHU.

The Atsugi Works Hiratsuka Plant will be closed following Hitachi’s withdrawal from the surface treatment processing (plating) business.

The die-cast business of UNISIA KOWA’s Nishine Plant will be integrated with UNISIA KOWA’s Kitakami Plant, after which the Nishine Plant will be closed.

The suspension systems operations of Sagami Works and Fukushima Works, including group companies, will be restructured.

UNISIA OF GEORGIA CORPORATION and TOKICO (USA) Inc. will be brought under Kentucky-headquartered Hitachi Automotive Products (USA) Inc., which will oversee North American operations.

3. Promoting Earnings Recovery Through Structural Reform of the Consumer Business

In the Consumer Business Group, which includes flat-panel TVs, Hitachi began sourcing glass panel components from new TV model, which were previously manufactured by Hitachi Plasma Display Limited, from Panasonic Corporation. In addition, ongoing reforms include rightsizing of the workforce. Now that conversion to a low-risk operating structure is in sight due to progress with these structural reforms, Hitachi has decided to separate the Consumer Business Group in July 2009 and establish it as a new company in order to quickly create an operating structure that can generate stable earnings.

Following this separation, business resources will be concentrated more than ever on key businesses and efforts will be made to deepen strategic collaborative creation with business partners. These measures are the cornerstones of bold initiatives that aim to establish a business structure that can respond adroitly to changes in the marketplace and to restore profitability as quickly as possible and maintain profitability thereafter.

The new company will develop, manufacture and sell flat-panel TVs for the domestic market and commercial-use LCD projectors. It will also take full advantage of cooperation with partners to develop optical disk drives, mobile phone and other product businesses.

Furthermore, the new company will strengthen collaboration with Hitachi Consumer Marketing, Inc., a wholly owned Hitachi subsidiary which sells and services consumer products in Japan, with a view to enhancing marketing capabilities and improving operational efficiency. In specific terms, product strategy formulation functions related to digital media products and home appliances will be transferred to Hitachi Consumer Marketing, in order to put in place a sales-led business structure that directly addresses market needs. This move should enhance sales and marketing capabilities and thus enable greater responsiveness in supplying products matching market needs. Furthermore, by forging stronger ties with Hitachi Living Systems, Ltd., which externally sources and sells Hitachi brand home appliances, it will strengthen the external procurement of Hitachi brand products, which are based on Hitachi’s outstanding engineering capabilities.

The Hitachi Group will continue to look at additional business structure reforms, including organizational restructuring, in order to further raise operational efficiency across the entire consumer business range, including home appliances.

Overview of the New Consumer Business Group Company

1. Company name:	To be decided

2. Separation date:	July 1, 2009 (planned)

3. Headquarters:	To be decided

4. Representative:	Shutoku Watanabe (currently Executive Vice President of Consumer Business Group, Hitachi, Ltd.)

5. Capital:	To be decided (Wholly owned Hitachi subsidiary)

6. Businesses:	Development, manufacturing, and sales of digital media products

7. Business scale:	(Unconsolidated) Approx. 160.0 billion yen (Forecast for year ending March 31, 2010/full year basis)

8. Employees:	(Unconsolidated) Approx. 750 (Estimate upon establishment)

4. Measures in Environment-Related New Businesses

Hitachi views environmental and energy saving-related fields, which are expected to grow over the medium and long terms, as key domains going forward. In resource recycling operations, Hitachi continues to look at launching new businesses. In addition, on April 1, 2009 Hitachi will establish organizations to plan and propose R&D and business strategies for the whole Hitachi Group regarding lithium-ion battery, renewable energy-related businesses. It will take steps to quickly launch businesses in these areas.

(1) Lithium-ion Battery Business

Hitachi has decided to establish Battery Systems Division under the auspices of the president to harness and utilize Group resources in the lithium-ion battery business. Looking ahead, Hitachi aims to work with subsidiary Hitachi Vehicle Energy, Ltd., related business groups, laboratories, Hitachi Group companies and others to develop next-generation batteries, strengthen the lithium-ion battery business for hybrid vehicles, and break into social infrastructure markets such as railway vehicles and industrial equipment.

(2) Renewable Energy-Related Businesses

Hitachi will also establish Renewable Energy & Smart Grid Division in the Power Systems Group. Moving forward, it will promote expanding business with formulating strategies for future growth in the area of generation systems that use natural energy resources such as solar and wind power, grid interconnection systems and smart grids, by harnessing and utilizing Group resources.

(3) Resource Recycling Businesses

Interest is growing in recycling businesses that extract and reuse usable resources from waste products, from the perspective of effectively utilizing resources amid concerns about the depletion of the Earth’s resources. Hitachi actively recycles home appliances and engages in other resource recycling businesses. The Company plans to establish Material Resource Recycling Office in the Business Incubation Division to lead efforts to formulate strategies for promoting related technological development and the harnessing and utilization of Group resources. Hitachi will speed up studies as well as vigorously take steps to quickly launch businesses.

Through far-reaching cost-structure reforms, the Hitachi Group will work collectively to transform to a robust operating structure that can generate a certain level of revenues and earnings even in a market environment offering no prospects for revenue growth.

In April, Hitachi will establish five new departments that will report directly to the president and executive vice presidents. These new departments will have the following respective missions: vigorously implement management reforms, execute the “Strengthening The Base ’08-’09” initiatives, expand revenues via improved sales capabilities, strengthen the overseas power plant construction business, and develop eco-conscious data center operations. In short, they will be responsible for stepping up the pace of cost-structure reforms and business portfolio improvement. At the same time, plans call for the ongoing promotion of activities to expand revenues Group-wide and strengthen the earnings base through greater collaborative creation with customers.

By implementing these initiatives, Hitachi hopes to respond to a rapidly changing operating environment, as well as quickly turn around its performance and improve profitability. These Group-wide structural reforms that also aim to spur future growth, should transform Hitachi into a company that can generate stable earnings.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Announces Changes to Top Managements

Tokyo, March 16, 2009 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the change of Chairman and President in accordance with a resolution passed by a meeting of the Board of Directors held today.

Effective April 1, 2009

< Representative Executive Officer, Chairman, President and Chief Executive Officer >

Takashi Kawamura : currently Chairman of the Board, Hitachi Plant Technologies, Ltd. and Chairman of the Board, Hitachi Maxell, Ltd.

Takashi Kawamura will be proposed as a Director candidate. After approval at Hitachi’s Ordinary General Meeting of Shareholders in late June, Mr. Kawamura will be appointed as a Chairman of the Board.

< Director, Representative Executive Officer, Vice Chairman and Executive Officer >

Kazuo Furukawa : currently Director, Representative Executive Officer, President and Chief Executive Officer

< Board Director (Chair) >

Etsuhiko Shoyama : currently Chairman of the Board

Takashi Kawamura

1. Date of Birth	:	December 19, 1939

2. Education

March, 1962	:	Graduated from Electrical Engineering Department,
Faculty of Engineering, Tokyo University

3. Business Experience

June, 2007	:	Chairman of the Board, Hitachi Maxell, Ltd.
Chairman Emeritus, Hitachi Software Engineering Co., Ltd.
Resigned Director of Hitachi, Ltd.

June, 2006	:	Chairman of the Board, Hitachi Software Engineering Co., Ltd.

June, 2005	:	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (currently Hitachi Plant Technologies, Ltd.)

June, 2003	:	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

April, 2003	:	Director

April, 1999	:	Executive Vice President and Representative Director

June, 1997	:	Executive Managing Director and Group Executive of Power Group

June, 1995	:	Director and Group Executive of Electric Utility Sales Operations Group

June, 1992	:	General Manager of Hitachi Works

November, 1987	:	Division Manager of Thermal Power Engineering Division, Power Group

April, 1962	:	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Announces Executive Changes

Tokyo, March 16, 2009 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2009.

1. Executive Changes [Effective April 1, 2009]

(1) Reappointment

Takashi Hatchoji

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Corporate Planning & Development, Environmental Strategy, Human Capital, Legal & Corporate Communications, Brand Management and Management Audit, Hitachi Group Chief Environmental Strategy Officer

Current Position: President and Director of Hitachi Research Institute, Ltd. and Hitachi Group Chief Environmental Strategy Officer of Hitachi, Ltd.

Takashi Miyoshi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Reforms, Finance, Pension, Group Management, Business Development and Consumer Business, Chief Hitachi Group Headquarters

Current Position: Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Systems & Services, Ltd.

(2) Change of Position (underlined position in charge was changed from previous decision announced on February 3, 2009)

Kazuhiro Mori

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales, Global Group Management and Business Incubation, General Manager of Corporate Export Regulation Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business) and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Hiroaki Nakanishi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business, Industrial Systems Business, Automotive Systems Business and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division, Chairman of the Board of Hitachi Global Storage Technologies, Inc.

Current Position: Chairman of the Board & Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

Naoya Takahashi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information Business, Research & Development and Information Systems, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Current Position: Senior Vice President and Executive Officer, Executive Vice President of Information & Telecommunication Systems Group and Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

Toyoaki Nakamura

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension and Group Management

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

Taiji Hasegawa

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Procurement, General Manager of Battery Systems Division

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Automotive Systems Business and Procurement

Koji Tanaka

New Position: Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, General Manager of Renewable Energy & Smart Grid Division

Current Position: Vice President and Executive Officer, General Manager of Hitachi Works, Executive Vice President of Power Systems Group and General Manager of Nuclear Systems Division

Koushi Nagano

New Position: Vice President and Executive Officer, General Manager of Corporate Marketing Group and Customer Satisfaction Promotion Center

Current Position: Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Masao Hisada

New Position: Vice President and Executive Officer, in charge of Export Regulation, Deputy General Manager of Corporate Marketing Group and General Manager of Global Business Division

Current Position: Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group and General Manager of Global Business Division

(3) Continuing Current Position (changed from previous decision announced on February 3, 2009)

Tadahiko Ishigaki, Senior Vice President and Executive Officer, Chief Executive for the Americas

— Hitachi announced on February 3, 2009 that Mr. Ishigaki resigned Senior Vice President and Executive Officer of Hitachi, Ltd. on March 31, 2009 and appointed Representative Executive officer, Executive Vice President and Executive Officer of Hitachi Plant Technologies, Ltd. on April 1, 2009. Hitachi canceled Mr. Ishigaki’s resignation and he continues his current position.

2. Resignation [Effective March 31, 2009]

Kunihiko Ohnuma, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business), President & Chief Executive Officer of Consumer Business Group

— To be appointed President and Director of Hitachi’s New Automotive Systems Company on July 1, 2009

Masahiro Hayashi, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales and Global Group Management, General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

— To be appointed Representative Executive Officer, President and Chief Executive Officer, Hitachi Systems & Services, Ltd. on April 1, 2009. Hitachi announced on February 3, 2009 that Mr. Hayashi resigned Executive Vice President and Executive Officer of Hitachi, Ltd. on March 31, 2009.

Minoru Tsukada, currently Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

— To be appointed President and Director of Hitachi Research Institute, Ltd. on April 1, 2009

Yasuhiko Honda, currently Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

— To be transferred Hitachi’s New Automotive Systems Company on July 1, 2009

3. Cancellation of New Appointment (changed from previous decision announced on February 3, 2009)

Shutoku Watanabe

New Position: President & Chief Executive Officer of Consumer Business Group

Current Position: Executive Vice President of Consumer Business Group, General Manager of Strategic Sales & Marketing Division, Consumer Business Group

— Hitachi announced on February 3, 2009 that Mr. Watanabe was appointed Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group, Hitachi, Ltd. on April 1, 2009. Hitachi canceled Mr. Watanabe’s appointment on Vice President and Executive Officer of Hitachi, Ltd.

— To be appointed President and Director of Hitachi’s New Consumer Business Group Company on July 1, 2009

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

<Reference>

1. Executive Officers [Effective April 1, 2009]

[(a) Promotion / (b) Reappointment / (c) New / (d) Change of Position]

The underlined position in charge was changed from previous decision announced on February 3, 2009.

(c)	Takashi Kawamura	Representative Executive Officer, Chairman, President and Chief Executive Officer

(a)	Kazuo Furukawa	Representative Executive Officer, Vice Chairman and Executive Officer

(d)	Kazuhiro Mori

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Sales, Global Group Management and Business Incubation, General Manager of Corporate Export Regulation Division

(b)	Hiroaki Nakanishi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Power Systems Business, Industrial Systems Business, Automotive Systems Business and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division,

Chairman of the Board of Hitachi Global Storage Technologies, Inc.

(b)	Takashi Hatchoji

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Corporate Planning & Development, Environmental Strategy, Human Capital, Legal & Corporate Communications, Brand Management and Management Audit, Hitachi Group Chief Environmental Strategy Officer

(b)	Takashi Miyoshi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Management Reforms, Finance, Pension, Group Management, Business Development and Consumer Business, Chief Hitachi Group Headquarters

(a)	Naoya Takahashi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Information Business, Research & Development and Information Systems, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

(a)	Junzo Nakajima	Senior Vice President and Executive Officer, President & Chief Executive Officer of Information & Telecommunication Systems Group

	Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

(d)	Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension and Group Management

(d)	Taiji Hasegawa	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Procurement, General Manager of Battery Systems Division

(d)	Shozo Saito	Senior Vice President and Executive Officer, in charge of Environmental Strategy, Quality Assurance, Production Technology and Power Technology, General Manager of Investment Planning Office*

	Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

	Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

(d)	Koji Tanaka	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, General Manager of Renewable Energy & Smart Grid Division

(d)	Akira Maru	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems, Power Systems Group and General Manager of Nuclear System Division

(d)	Hitoshi Isa	Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Group

	Gaku Suzuki	Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Supervisory Office for Transportation Systems

	Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

(c)	Shinjiro Iwata	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

(c)	Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

(c)	Masahiro Kitano	Vice President and Executive Officer, Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

(d)	Koushi Nagano	Vice President and Executive Officer, General Manager of Corporate Marketing Group and Customer Satisfaction Promotion Center

(d)	Masao Hisada	Vice President and Executive Officer, in charge of Export Regulation, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

	Takao Koyama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Kansai Area Operation

(c)	Shigeru Azuhata	Vice President and Executive Officer, General Manager of Research & Development Group, Environmental Strategy Office and Medical Systems Business Division

	Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit,

General Manager of Legal Division, Compliance Division and Centennial Project Division

(c)	Nobuyuki Ohno	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

(c)	Osamu Ohno	Vice President and Executive Officer, General Manager of Information Technology Division, Chief Innovation Officer of Power Systems Group

*:	Hitachi announced on March 4, 2009 that Mr. Saito appointed General Manager of Investment Planning Office.

2. Biography of New Executive Officers

Takashi Hatchoji

1. Date of Birth	January 27, 1947

2. Education

March, 1970	Graduated from Department of Commerce, Hitotsubashi University

3. Business Experience

December, 2007	President and Director of Hitachi Research Institute, Ltd., Hitachi Group Chief Environmental Strategy Officer of Hitachi, Ltd.

June, 2007	President and Director of Hitachi Research Institute, Ltd.

April, 2007	Director of Hitachi Research Institute, Ltd.

April, 2006	Representative Executive Officer, Executive Vice President and Executive Officer, General Manager of Compliance Division

April, 2004	Senior Vice President and Executive Officer, General Manager of Hitachi Group - Legal and Corporate Communications, Hitachi Group Headquarters, General Manager of Compliance Division and Invention Management Division

June, 2003	Vice President and Executive Officer, General Manager of Legal and Communications, Corporate Auditing

April, 2003	General Manager of Legal and Communications, Corporate Auditing

April, 2002	Chief Operating Officer and Chief Technology Officer of Information & Telecommunication Systems Group, General Manager of Business Solution Systems Division

April, 2001	General Manager of Business Solution Systems Division, System Solutions

November, 1997	General Manager of Corporate Planning & Development Office, Hitachi, Ltd., Executive Vice President of Hitachi Research Institute, Ltd.

February 1995	Department Manager, Business Development Department

April, 1970	Joined Hitachi, Ltd.

Takashi Miyoshi

1. Date of Birth	September 25, 1947

2. Education

March, 1970	Graduated from the Faculty of Economics, Kyoto University

3. Business Experience

June, 2008	Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Systems & Services, Ltd.

April, 2008	Executive Vice President and Executive Officer of Hitachi Systems & Services, Ltd.

June, 2007	Chairman of the Board of Hitachi Global Storage Technologies, Inc.

April, 2007	Director

April, 2006	Representative Executive Officer, Executive Vice President and Executive Officer and Director, Chief Hitachi Group Headquarters

June, 2004	Senior Vice President and Executive Officer and Director, General Manager of Finance

April, 2004	Senior Vice President and Executive Officer, General Manager of Finance

June, 2003	Executive Officer, General Manager of Finance

June, 2002	General Manager of Finance Department I

June, 2001	General Manager of Finance, Semiconductor & Integrated Circuits

January, 2000	Deputy General Manager and Department Manager of Finance, Finance & Distribution Systems

December, 1995	Department Manager of Accounting Control Department, Office Systems Division

April, 1970	Joined Hitachi, Ltd.

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